January 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	RanMarine Technology B.V.
Request to Withdraw Registration Statement on Form F-1/A
Filed on July 11, 2023
File No. 333-273199

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), RanMarine Technology B.V. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-273199) initially filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because the Company had not sold securities pursuant to the Registration Statement withdrawn hereby and expects to file a new registration statement for the offering.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of the new registration statement.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP, at (212) 398 1493.

Very truly yours,

/s/ Richard Hardiman

Richard Hardiman
Chief Executive Officer and Director
RanMarine Technology B.V.

cc:	Darrin M. Ocasio, Esq., Sichenzia Ross Ference Carmel LLP